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                            November 10, 2020

       Thomas Hennessy
       Co-Chief Executive Officer and President
       PropTech Acquisition Corporation
       3415 N. Pines Way, Suite 204
       Wilson, WY 83014

                                                        Re: PropTech
Acquisition Corporation
                                                            Registration
Statement on Form S-4
                                                            Filed October 14,
2020
                                                            File No. 333-249468

       Dear Mr. Hennessy:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-4 filed October 14, 2020

       Questions And Answers, page vi

   1. Please add a Q&A that describes the effect the merger will have on PTAC's securities after the close of the
merger, including the removal of the units from NASDAQ.
       Q: How do I exercise my Redemption Rights?, page ix

   2. Clarify that in order to exercise your redemption rights and vote your shares, you must deliver a proxy
rather than voting in person at the meeting because your shares must be delivered for
redemption prior to the date of the meeting.
 Thomas Hennessy
FirstName LastNameThomas    Hennessy
PropTech Acquisition Corporation
Comapany 10,
November  NamePropTech
              2020        Acquisition Corporation
November
Page 2    10, 2020 Page 2
FirstName LastName
Summary Historical Financial and Other Data for Porch, page 15

3. We note you disclose "Adjusted working capital deficit (excluding cash and capital/finance lease obligation)." Revise to explain why you believe it is useful to calculate a working capital measure that excludes cash. Also, it appears that the measure is not adjusted for finance leases. Please advise.
Unaudited Historical Comparative and Pro Forma Combined Per Share Data of PTAC and
Porch, page 18

4. We note the presentation of Porch equivalent pro forma per share data under both pro forma scenarios. Please tell us the purpose of this information, why you believe it is useful to an investor and the guidance you relied upon in support of this presentation. In addition, we note you refer to three scenarios, rather than two, in your introductory language. Please revise accordingly.
Notes to Unaudited Pro Forma Condensed Combined Financial Information
3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 69

5. Please revise to describe in more detail the nature of the transaction fee paid by a principal
         Porch shareholder in connection with the merger as reflected in adjustments (r) and (kk).
         As part of your response, please clarify whether this fee was paid by the shareholder on behalf of the Company.
Legal Proceedings, page 84

6. We note in your risk factor describing litigation and regulatory actions that you are involved in a class action lawsuit. We also note your disclosure on page F-102; however it is unclear whether the class action lawsuit is the same litigation described on page F-
         102. Please clarify and provide all the required disclosures of Item 103 of Regulation S-
         K.
Porch   s Management   s Discussion and Analysis of Financial Condition and
Results of
Operations
Key Performance Measures and Operating Metrics, page 112

7. We note your disclosure of several operating metrics. Please revise to address the following:
             Clarify whether your calculation of Average Number of Companies in Quarter and
              Average Revenue per Account per Month in Quarter includes only customers and revenues associated with referral network revenue.
             Disclose how you define reoccurring revenue.
             Disclose how you arrive at the average revenue generated in a quarterly period when calculating the Average Revenue per Monetized Service. In this regard, clarify whether this amount represents the total actual revenue recognized in that quarter.
 Thomas Hennessy
FirstName LastNameThomas    Hennessy
PropTech Acquisition Corporation
Comapany 10,
November  NamePropTech
              2020        Acquisition Corporation
November
Page 3    10, 2020 Page 3
FirstName LastName
Non-GAAP Financial Measures, page 123

8. We note your presentation of Adjusted EBITDA (loss) from divested business and
         Adjusted EBITDA (loss) excluding divested businesses. As these divested operations did not meet the criteria for being presented as discontinued operations pursuant to ASC 205-
         20, your non-GAAP measures appear to substitute individually tailored recognition and measurement methods for those of GAAP. Please revise to remove these measures. Refer to Question 100.04 of the Non-GAAP C&DIs. Similar concerns apply to your presentation of revenue excluding the impact of divested businesses on pages 119 and
         122.
Proposal No. 10 -- The NASDAQ Proposal, page 187

9. Tell us why you have included both the PIPE share approval and the merger share approval in the same proposal being presented to PTAC shareholders. In this regard, we note from your disclosure on page 50 that the merger is not dependent upon the PIPE financing (page 50).
Porch.com, Inc. Notes to Consolidated Financial Statements
Note 1. Description of Business and Summary of Significant Accounting Policies Goodwill and Intangible Assets, page F-44

10. Given your continued recurring net losses, negative operating cash flows, and liquidity and going concern risk, please tell us the results of your annual goodwill impairment test performed on October 1, 2020. To the extent you concluded no impairment was necessary, tell us the percentage by which the fair value exceeded carrying value for each reporting unit as of the date of the most recent test. If any reporting units were at risk of failing the impairment test, please disclose the percentage excess and the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Note 8. Stock-Based Compensation, page F-66

11. Please tell us the purpose of the share purchase transaction that occurred in May 2019 between your CEO and the significant shareholder. As part of your response, provide us with your accounting analysis and refer to the guidance you used in determining how to account for this transaction.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Thomas Hennessy
PropTech Acquisition Corporation
November 10, 2020
Page 4

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572 or
Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Michael C.
Foland, Attorney-Advisor, at (202) 551-6711 or Larry Spirgel, Assistant Director, at (202) 551-
3815 with any other questions.



                                                           Sincerely,
FirstName LastNameThomas Hennessy
                                                           Division of
Corporation Finance
Comapany NamePropTech Acquisition Corporation
                                                           Office of Technology
November 10, 2020 Page 4
cc:       Brooks Antweil
FirstName LastName